United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 26, 2024

Date of Report (Date of earliest event reported)

Goldenstone Acquisition Limited

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41328	85-3373323
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4360 E. New York Street, Aurora IL	60504
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 352-7788

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant and one Right	GDSTU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	GDST	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50 per whole share	GDSTW	The Nasdaq Stock Market LLC
One Right to receive 1/10th of one share of Common Stock	GDSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 26, 2024, Goldenstone Acquisition Limited (the “Registrant” or “Parent") entered into a Business Combination Agreement (the “Agreement”) with Infintium Fuel Cell Systems, Inc., a Delaware corporation (the “Company”), Pacifica Acquisition Corp., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of the Registrant, and Yan (Chris) Feng, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders (the “Securityholder Representative,” and, together with the Company, the Registrant, Merger Sub, the “Parties”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. In connection with the Merger, Parent will change its name to “Infintium Fuel Cell Systems Holdings, Inc.” The board of directors of the Registrant has unanimously (i) approved and declared advisable the Agreement, the Merger and the other transactions contemplated by the Agreement and (ii) resolved to recommend approval of the Agreement and related matters by the stockholders of the Registrant once the Registration Statement has been declared effective. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Agreement.

Treatment of Company Securities

Common Stock. At the effective time of the Merger (the “Effective Time”), each share of the Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock,” and, together with the Class A Common Stock, the “Company Common Stock”), other than any shares the holders of which exercise dissenters’ rights of appraisal, will be converted into the right to receive shares of the common stock of Parent, par value $0.0001 per share (the “Parent Common Stock”). The total number of shares of Parent Common Stock to be issued will be based on the valuation of the Company and will be calculated by dividing such valuation by $10.00. The valuation of the Company at the closing of the Merger (“Closing”) will be $130,000,000, or such other amount as may be determined by a valuation firm in accordance with the terms of the Agreement. Parent has engaged a valuation firm to provide such a valuation.

Options. Each option of the Company (the “Company Option”) that is outstanding immediately prior to the Effective Time will be converted into an option to purchase a number of shares of Parent Common Stock at an exercise price equal to the exercise price of such Company Option. The number of shares that may be purchased will be proportionately adjusted by the Exchange Ratio.

Earnout. Following the Closing, Company stockholders (but excluding the holders who exercise dissenters’ rights) will be entitled to receive 500,000 Merger Consideration Earnout Shares in accordance with their respective Pro Rata Shares, if, within 12 months from the Closing Date, the closing share price of Parent Common Stock equals or exceeds $11.50 for any 20 consecutive Trading Days within such 12-month period. Company stockholders (but excluding the holders who exercise dissenters’ rights) will be entitled to receive 500,000 Merger Consideration Earnout Shares in accordance with their respective Pro Rata Shares, if, within 24 months from the Closing Date, the closing share price of Parent Common Stock equals or exceeds $13.00 for any 20 consecutive Trading Days within such 24-month period. Further, Company stockholders (but excluding the holders who exercise dissenters’ rights) will be entitled to receive 500,000 Merger Consideration Earnout Shares in accordance with their respective Pro Rata Shares, if, within 36 months from the Closing Date, the closing share price of Parent Common Stock equals or exceeds $15.00 for any 20 consecutive Trading Days within such 36-month period.

Representations and Warranties

The Agreement contains customary representations and warranties of the Parties with respect to, amongst other things, (i) entity organization, good standing and qualification, (ii) capital structure, (iii) authorization to enter into the Agreement, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal controls, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

Covenants

The Agreement includes customary covenants of the Parties with respect to operation of their respective businesses prior to Closing and efforts to satisfy conditions to Closing. The Agreement also contains additional covenants of the Parties, including, amongst others, covenants providing for: (i) the Registrant’s preparation and filing with the United States Securities and Exchange Commission (the “SEC”) the Proxy Statement (with the assistance and cooperation of the Company as reasonably requested by the Registrant); (ii) the Registrant’s preparation and filing with the SEC the Registration Statement; (iii) the Parties’ reasonable best efforts to cooperate in the preparation of the Registration Statement to comply in all material respects with all legal requirements applicable thereto, respond as promptly as reasonably practicable to and resolve all SEC comments regarding the Registration Statement, to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as applicable, and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Agreement and the Transaction Documents (the “Transactions”); (iv) the Registrant’s agreement to hold a stockholders’ meeting to consider (A) approval and adoption of the Agreement and the Merger, (B) the Registrant’s second amended and restated certificate of incorporation, (C) the Equity Plan, (D) the election of the Registrant’s post-Closing board of directors and (E) any other proposals the Parties deem necessary to effectuate the Merger.

Equity Incentive Plan

The Parties agreed to cooperate to establish an equity incentive award plan for the Registrant with an award pool of 3,000,000 shares of Parent Common Stock (the “Initial Equity Plan Pool”), which plan (“Equity Plan”) shall become effective upon, or as soon as practicable following, the Closing. The shares issuable under the (i) Exchanged Options and (ii) shares issuable to a certain financial consulting firm engaged by the Company will be reserved under the Initial Equity Plan Pool. The Parties expect that up to eighty percent (80%) of the Initial Equity Plan Pool would be reserved for issuance of Awards to individuals who were employees or other service providers of the Company as of the Closing, and remain continuously employed or engaged by the Registrant post-Closing.

Exclusivity

Each of the Registrant and the Company has agreed that from the date of the Agreement to the earlier of the Closing and the termination of the Agreement, neither the Company, on the one hand, nor Parent, on the other hand, will (and will cause their respective Representatives not to) directly or indirectly: (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction, or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction. Such exclusivity provisions terminate immediately upon the earlier of (i) the Closing or (ii) the termination of the Agreement.

Conditions to Closing

The Closing is conditioned upon customary conditions, including, amongst others, (i) no Governmental Authority having enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order, or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions; (ii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been made and applicable waiting periods under the HSR Act with respect to the Closing having been expired or terminated, (v) the Available Cash being greater than $5,000,000; (vi) the Parent and Company each having received all of the required approvals from their stockholders in favor of the Transactions; (vii) the shares of Parent Common Stock to be issued in the Merger having been approved for listing on Nasdaq; (viii) the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Form S-4 having been issued by the SEC that remains in effect and no proceeding seeking such a stop order having been initiated or threatened by the SEC; (ix) each Party having performed or complied with the provisions of the Agreement applicable to it, subject to agreed-upon standards; (x) each Party’s representations and warranties included in the Agreement being true and correct, subject to agreed-upon standards; (xi) the absence of any material adverse effect with respect to a Party; (xii) each Party having received customary closing certificates from the other Party; (xiii) each Party having executed and delivered all applicable ancillary agreements to the other Party; (xiv) no more than five percent (5%) of the issued and outstanding shares of Company Common Stock having exercised dissenters’ rights of appraisal; and (xv) other than those persons identified in the Agreement as continuing directors, all members of the Company’s board of directors having executed written resignations as of the Closing Date.

Termination

The Agreement may be terminated at any time prior to the Effective Time as follows: (i) by mutual written consent of the Registrant and the Company; (ii) by either the Registrant or the Company if (A) the Closing has not occurred prior to the date that is nine (9) months following the date of the Agreement (such date, the “Outside Date”), provided, however, that the breach or violation of the Agreement of the party seeking to terminate the Agreement was not the principal cause of a failure of a Closing Condition on or prior to the Outside Date; (B) if any Governmental Authority issues a final and nonappealable injunction, order, decree or ruling having the effect of making the consummation of the Transactions illegal or otherwise preventing or preventing the consummation of the Transactions; (C) if any of the Goldenstone Proposals fails to receive the requisite vote for approval at the Parent’s stockholders’ meeting; (iii) by Parent if (A) the Company has not obtained the required approval of the Company’s stockholders in favor of the Transactions within two business days of the effective date of the Registration Statement; (B) if the Company has breached any representation, warranty, agreement or covenant contained in the Agreement and such breach has not been waived by Parent and cannot be cured by the earlier of 30 days following the Company’s receipt of Parent’s written notice of such breach; (c) after a written notice of Parent’s intent to terminate the Agreement, which notice shall include a reasonably detailed description of the results of Parent's due diligence review, and good faith negotiations between Parent and the Company for a period of two weeks (such period, the “Negotiation Period”) after the Company’s receipt of such notice, and Parent and the Company’s failure to reach a mutually satisfactory agreement regarding the identified issues in such notice within the Negotiation Period; (iv) by the Company if Parent has breached any representation, warranty, agreement or covenant contained in the Agreement and such breach has not been waived by the Company and cannot be cured by the earlier of 30 days following receipt of the Company’s written notice of such breach.

Certain Related Agreements

Sponsor Support Agreement

Concurrent with the execution of the Agreement, Goldenstone Holding, LLC (the “Sponsor”) entered into a Sponsor Support Agreement with Parent and the Company, in which the Sponsor agreed to, amongst other things: (i) not transfer or encumber any shares of Parent Common Stock owned by it (the “Sponsor Shares”) and (ii) at any stockholders’ meeting of Parent, however called and including any adjournment or postponement thereof, and in connection with any written consent of Parent’s stockholders, vote or cause to be voted all of the Sponsor Shares in favor of the (A) approval and adoption of the Agreement and the Transactions and (B) each of the proposals and any other matters necessary or reasonably requested by Parent for the Transactions.

Stockholder Support Agreement

Concurrent with the execution of the Agreement, a certain stockholder of the Company (the “Stockholder”) entered into a Stockholder Support Agreement with Parent and the Company in which the Stockholder agreed to, amongst other things: (i) not transfer or encumber any shares of Company Common Stock held by it and (ii) at any stockholders’ meeting of Company and in any written consent of the Company’s stockholders, vote all shares of Company Common Stock owned by Stockholder in favor of the approval of the Agreement and the Transactions.

Additional Agreements to be Executed prior to Closing

Sponsor Lock-up Agreement

The Company and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor agrees not to do the following during the Sponsor Lock-up Period (as defined below): (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock held by the Sponsor (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Parent Common Stock if any, acquired during the Sponsor Lock-Up Period (the “Sponsor Lock-Up Shares”); (ii) enter into a transaction that would have the same effect as the actions set forth in clause (i) of this paragraph, or (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Sponsor Lock-up Shares; or otherwise, publicly disclose its intention to take the actions set forth in clauses (i) and (ii) of this paragraph.

“Sponsor Lock-Up Period” means the earlier of (i) the date that is six (6) months after the Closing Date, (ii) the business day following the day that Parent Common Stock has traded at or above $12.50 for any fifteen trading days in a thirty trading day period, and (iii) the business day following the day that Parent Common Stock has traded at or above $11.50 for fifteen consecutive trading days.

Company Lock-up Agreement

The Company and certain Company stockholders will enter into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which such Company stockholders agree, subject to certain customary exceptions, not to do the following during the Company Lock-Up Period (as defined below): (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Parent Common Stock if any, acquired during the Company Lock-Up Period, the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect as the actions set forth in clause (i) of this paragraph, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Company Lock-Up Shares or (iv) publicly disclose its intention to take the actions set forth in clauses (i) and (ii) of this paragraph.

“Company Lock-Up Period” means the earlier of (i) the date that is six (6) months after the Closing Date, (ii) the business day following the day that Parent Common Stock has traded at or above $12.50 for any fifteen trading days in a thirty trading day period, and (iii) the business day following the day that Parent Common Stock has traded at or above $11.50 for fifteen consecutive trading days.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are a summary and are subject to and qualified in their entirety by reference to the Agreement, Sponsor Support Agreement, Stockholder Support Agreement, the Form of Sponsor Lock-up Agreement and the Form of Company Lock-up Agreement, copies of which are filed with this Current Report as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, the terms of such agreements which are incorporated by reference herein.

The Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the Registrant or the Company or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure documents prepared in connection with the execution and delivery of the Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Agreement are not necessarily characterizations of the actual state of facts about the Registrant, the Company or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that the Registrant makes publicly available in reports, statements and other documents filed with the SEC. The Registrant’s and the Company’s investors and securityholders are not third-party beneficiaries of the Agreement.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K (“Current Report”) contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the Registrant’s and Company’s perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-Closing equity value, the benefits of the proposed business combination described above, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements in this Current Report are based on the current expectations of the management of the Registrant and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of this Current Report. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from the Registrant’s stockholders or satisfy other closing conditions in the Agreement; the amount of any redemptions by existing holders of the Parent Common Stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement to be filed by the Registrant, in the final prospectus for the business combination; and in other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Registrant, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information for Investors and Stockholders

This Current Report relates to a proposed business combination between the Registrant and the Company. This Current Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registrant intends to file the Registration Statement with the SEC, which will include a document that serves as a prospectus and proxy statement of the Registrant, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of the Registrant’s stockholders. The Registrant also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of the Registrant are urged to read the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as such documents become available, because they will contain important information about the proposed business combination.

Once available, investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by the Registrant through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF THE REGISTRANT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT THE REGISTRANT WILL FILE WITH THE SEC WHEN THESE DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REGISTRANT, THE COMPANY AND THE TRANSACTIONS.

Participants in the Solicitation

The Registrant and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Registrant’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of the Registrant and the Company and information regarding their interests in the Merger will be contained in the Proxy Statement when available. You may obtain free copies of these documents as described in the preceding paragraph of this Current Report.

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Registrant or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement by and among Parent, the Company, Merger Sub, and Securityholder Representative dated June 26, 2024
10.1	Sponsor Support Agreement
10.2	Company Support Agreement
10.3	Form of Sponsor Lock-up Agreement
10.4	Form of Company Lock-up Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 2, 2024

GOLDENSTONE ACQUISITION LIMITED

By:	/s/ Eddie Ni
Name:	Eddie Ni
Title:	Chief Executive Officer